October 30, 2009

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

      Re: **FirstCity Financial Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Form 10-K/A filed July 31, 2008
             Form 10-Q for Fiscal Period Ended September 30, 2008
             Form 10-K for Fiscal Period Ended December 31, 2008
             File No. 033-19694

Dear Mr. Baker:

      We have completed our review of your Forms 10-K for Fiscal Years Ended December 31, 2008 and 2007 and related filings and your Form 10-Q for the quarterly period ended September 30, 2008 and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Branch Chief